Consolidated Statements of Financial Position

As at April 30 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
Assets
Current
Cash and cash equivalents	$303	$263
Accounts receivable	319	274
Inventories	179	199
Income taxes recoverable	5	9
Prepaid expenses	36	30
	842	775

Capital assets	809	776
Future tax assets	17	23
Long-term investments and other	217	217
Goodwill [note 3]	715	774
Total Assets	$2,600	$2,565

Liabilities and Shareholders' Equity
Current
Bank indebtedness	$6	$3
Accounts payable and accrued liabilities	354	355
Deferred revenue	26	35
Income taxes payable	33	14
Current portion of long-term debt	8	9
	427	416

Long-term debt	562	533
Deferred revenue	50	34
Other long-term obligations [note 2]	22	23
Future tax liabilities	74	70
Minority interest	52	63
	$1,187	$1,139
Shareholders' equity
Share capital	826	816
Retained earnings	557	572
Currency translation adjustment	30	38
	1,413	1,426
Total liabilities and shareholders' equity	$2,600	$2,565
See accompanying notes

Consolidated Statements of Income

[Restated - note 5]

	Three months to April 30		Six Months to April 30
[millions of Canadian dollars, except per share amounts]	2004	2003	2004	2003
Net revenues	$460	$438	$908	$856
Cost of revenues	(273)	(263)	(538)	(518)
Selling, general and administration	(100)	(79)	(188)	(157)
Research and development	(13)	(10)	(27)	(24)
Depreciation and amortization	(17)	(18)	(34)	(38)
Restructuring charges [note 2]	(6)	-	(6)	-
Other income (expense)-net [note 3]	(46)	(26)	(48)	(26)
Equity earnings and investment gains	-	(1)	-	1
Operating income	5	41	67	94
Interest expense	(7)	(7)	(14)	(15)
Dividend and interest income	2	2	4	5
Income from continuing operations before income taxes and minority interest	-	36	57	84
Income taxes [note 4]	(27)	(36)	(50)	(55)
Minority interest - net of tax	5	(2)	4	(3)
Income (loss) from continuing operations	(22)	(2)	11	26
Loss from discontinued operations - net of tax [note 5]	(14)	(3)	(19)	(7)
Net income (loss)	$(36)	$(5)	$(8)	$19
Earnings (loss) per share [note 6]
Basic	$(0.25)	$(0.03)	$(0.05)	$0.14
Diluted	$(0.25)	$(0.03)	$(0.05)	$0.14

Consolidated Statements of Retained Earnings
	Three months to April 30		Six Months to April 30
[millions of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$600	$566	$572	$543
Net income (loss)	(36)	(5)	(8)	19
Repurchase of shares and options	-	(3)	-	(4)
Dividends - cash	(5)	(5)	(5)	(5)
Dividends - stock	(2)	(2)	(2)	(2)
Retained earnings, end of period	$557	$551	$557	$551

See accompanying notes

Consolidated Statements of Cash Flows

	Three months to April 30		Six months to April 30
[millions of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$(36)	$(5)	$(8)	$19
Items not affecting current cash flow [note 7]	90	103	119	124
	54	98	111	143
Changes in non-cash working capital balances relating to operations [note 7]	37	(11)	(23)	(30)
	91	87	88	113
Investing activities
Acquisitions	-	-	(2)	-
Purchase of capital assets	(26)	(32)	(54)	(56)
Proceeds on sale of business	9	29	9	29
Other	(11)	(23)	(12)	(42)
	(28)	(26)	(59)	(69)
Financing activities
Issuance of long-term debt	-	-	-	565
Repayment of long-term debt	-	(24)	(1)	(543)
Increase (decrease) in deferred income and other long-term obligations	(9)	(3)	14	(8)
Payment of cash dividends	(5)	(5)	(5)	(5)
Issuance of shares	4	-	8	1
Repurchase of shares and options	-	(4)	-	(4)
Distribution to minority interest	(3)	(4)	(7)	(7)
	(13)	(40)	9	(1)
Effect of foreign exchange rate changes on cash and cash equivalents	2	-	(1)	(3)
Increase in cash position during the period	52	21	37	40
Cash position, beginning of period	245	203	260	184
Cash position, end of period	$297	$224	$297	$224
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

Notes to Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

  Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discounted operations [note 5]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. Restructuring Charges

In the second quarter of 2004, the Company recorded net restructuring charges of $6 million, of which, $4 million reflects severance for 37 employees mainly associated with the implementation of certain change initiatives announced during the fourth quarter of 2003. The remaining $2 million of restructuring charges recorded during the quarter was primarily associated with the loss of a laboratory services contract in Saskatchewan, Canada resulting in the termination of 86 employees.

The Company expects to substantially utilize the remaining provision by the end of fiscal 2004. An analysis of activity in the provision through April 30, 2004 is as follows:

[millions of Canadian dollars]	Workforce Reductions

Restructuring charges recorded:
For the three months ended October 31, 2003	$17
For the three months ended January 31, 2004	-
For the three months ended April 30, 2004	6
Total provisions recorded:	23
Cumulative draw-downs and adjustments in 2004:
Cash payments made	(9)
Non cash adjustments	(1)
Provision balance at April 30, 2004	$13

3. Other Income (Expense) - Net

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Write-down of long-term investments	$-	$(75)	$(2)	$(75)
Write-down of other long-term assets	(10)	-	(10)	-
Gain on patent litigation	14	39	14	39
Gain on sale of businesses and other	3	10	3	10
Write-down of goodwill	(53)	-	(53)	-
Other income (expense) - net	$(46)	$(26)	$(48)	$(26)

MDS currently owns approximately 89% of the common shares of MDS Proteomics. This investment is a controlled subsidiary and is reflected in these financial statements on a fully consolidated basis. The net carrying value of this investment is $53 million before adjustments. On a consolidated basis, this subsidiary accounts for $117 million of goodwill, before adjustments.

MDS Proteomics has been unable to raise financing since January 2003. As a result of significant losses incurred by the company, MDS Proteomics has inadequate financial resources to fund continuing operations. In response to this situation, management of MDS Proteomics has developed a new business plan for the company. To implement this business plan, certain debt holders in the company, other parties representing minority interests in MDS Proteomics and MDS, have agreed to support a proposal from management of MDS Proteomics related to a reorganization of the company. The proposed reorganization will result in substantially all of MDS Proteomics' long-term debt being converted to equity during the third quarter. To effect this reorganization, MDS Proteomics will file for protection from creditors under the Companies' Creditors Arrangements Act.

Under the proposed agreement, certain debtholders, having secured interests in assets of the business and those of a subsidiary, will have priority rights. Based on the business plan that underlies the proposal, management of MDS completed an assessment of the carrying value of its net investment in MDS Proteomics. Based on this assessment, management determined that the carrying value of the goodwill and the carrying value of its net investment are impaired.

In determining the amount of the provision that would be required to reduce the carrying value of these assets to net realizable value, management considered the terms of the proposed reorganization. Management has determined that under the proposed agreement, the priority claims of the secured debt holders will entitle these debt holders to a claim on all of the existing value of MDS Proteomics. As a consequence, the value attributable to the MDS common share interest is nil.

Because MDS reports this investment on a consolidated basis, the impairment of goodwill has resulted in a charge of $43 million, reducing the carrying value of goodwill to $74 million. MDS has also recorded a provision of $10 million for the Company's guarantee of certain other long-term obligations, including capital lease obligations. On a consolidated basis, this charge is considered to be a further write-down of goodwill, bringing the total provision for the impairment of goodwill to $53 million.

In these consolidated financial statements, the value of the assets of MDS Proteomics, comprising net working capital, capital assets, and goodwill (at its written-down value), is fully offset by the carrying value of the secured long-term debt of the company and by the minority interest held by other common shareholders. Under the proposed agreement, an MDS Proteomics convertible debenture, upon which MDS has guaranteed repayment in certain limited circumstances until January 2005, will be converted to equity and MDS will be released from the guarantee. For purposes of determining whether additional provision is required in these financial statements, the proposed conversion of the debt to equity and the release of our guarantee are assumed to eliminate the need for any additional provision related to this guarantee. In the event that the proposed reorganization is not completed, or the terms change in such a way that we are required to honour our guarantee, additional provisions may be required.

Under the terms of the proposed deal, MDS will acquire tax assets valued at $20 million owned by the company and ensure access to technology and know-how for use in our Pharma Services business for $15 million.

Upon completion of the reorganization, MDS's interest in MDS Proteomics will be reduced to less than 50% and MDS will no longer control the company. As a result, following completion of the reorganization, MDS expects to account for its interest in MDS Proteomics on an equity basis. It is expected that all steps required to effect the reorganization will be completed by the end of the third quarter.

4. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The higher than normal taxes result primarily from the inability to recognize the tax benefits resulting from the losses incurred by MDS Proteomics and the write-down of MDS Proteomics goodwill.

	Three months to April 30
	2004	2003
Expected income taxes at MDS's 36% statutory rate	$-	$13
Increase (decrease) to tax expense as a result of:
Gain on sale of business	(1)	(4)
Write-down of investments	-	23
Restructuring	1	-
Other	3	2
	3	34
MDS Proteomics operating loss	5	2
Write-down of MDS Proteomics goodwill	19	-
Reported income tax expense	$27	$36

5. Discontinued Operations

The results of the company's discontinued operations are as follows:

Consolidated statements of operations:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Revenues	$10	$19	$27	$42

Loss from discontinued operations - net of tax	$(14)	$(3)	$(19)	$(7)

Effective March 15, 2004, the company sold its laboratory operations in New York, and Georgia in an asset purchase transaction. The loss from discontinued operations includes a $10 million loss on disposition of these laboratories, and a $3 million (2003 - $3) operating loss for the period in the quarter prior to the sale.

Under the terms of the asset purchase agreement, additional consideration in the amount of $10 million may be paid in the future, depending on the outcome of certain matters. No recognition of this contingent consideration has been made in these financial statements.

On October 24, 2003, the Board of Directors of MDS approved a plan for an orderly exit of the Company's generic radiopharmaceutical manufacturing facility in Belgium. The closure of this business is proceeding. A $14 million provision related primarily to severance is included in accounts payable and accrued liabilities. This provision was originally recorded in the fourth quarter of 2003. This provision remains undrawn at April 30, 2004 and the Company expects to begin applying severance payments to this provision when they are made later during 2004.

The company has restated prior period results to reflect the required separate disclosure of these discontinued operations. During the second quarter, the operating loss from this business included in discontinued operations was $1 million (2003 - $nil).

6. Earnings per Share

a) Dilution

	Three months to April 30		Six Months to April 30
[number of shares in millions]	2004	2003	2004	2003
Net income available to Common shareholders	$(36)	$(5)	$(8)	$19
Weighted average number of Common shares outstanding - basic	141	141	141	141
Impact of stock options assumed exercised	2	1	2	2
Weighted average number of Common shares outstanding - diluted	143	142	143	143

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to April 30		Six months to April 30
		2004	2003	2004	2003
Pro forma net income (loss) available to Common shareholders		$(37)	$(7)	$(11)	$16
Pro forma earnings (loss) per share	- basic	$(0.26)	$(0.05)	$(0.08)	$0.11
	- diluted	$(0.26)	$(0.05)	$(0.08)	$0.11

During the quarter, the Company granted 5,500 options (2003 - 27,500) at an average exercise price of $21.95 (2003 - $19.95). These options have a Black Scholes value of $8.14 per share (2003 - $7.57), based on the following assumptions for the quarter ended April 30:

	2004	2003
Risk-free interest rate	4.4%	5.5%
Expected dividend yield	1.0%	1.0%
Expected volatility	0.350	0.354
Expected time to exercise (years)	5.25	5.25

c) Discontinued Operations

The earnings per share impact of discontinued businesses is as follows:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Earnings per share, continued operations	$(0.14)	$(0.01)	$0.09	$0.17
Loss per share, discontinued operations	(0.11)	(0.02)	(0.14)	(0.03)
	$(0.25)	$(0.03)	$(0.05)	$0.14

7. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Depreciation and amortization	$17	$18	$34	$38
Minority interest	(5)	2	(4)	3
Future income taxes	(1)	17	9	19
Equity earnings (loss) - net of distribution	-	1	1	(1)
Write-down of goodwill	63	-	63	-
Write-down of investments	-	75	-	75
Equipment write-down	10	-	10	-
Gain on sale of businesses and other	(3)	(10)	(3)	(10)
Loss on sale of business	9	-	9	-
	$90	$103	$119	$124

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Accounts receivable	$2	$10	$(46)	$41
Inventories	(13)	(20)	19	(35)
Accounts payable and deferred income	29	(6)	(14)	(42)
Income taxes	15	9	23	12
Foreign exchange and other	4	(4)	(5)	(6)
	$37	$(11)	$(23)	$(30)

  Segmented Information

	Three months to April 30
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$286	$174	$-	$460
Operating income (loss) before restructuring	59	25	(73)	11
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				85
Analytical equipment				70
Pharmaceutical research services				131
Clinical laboratory services				125
Distribution and other				49
Proteomics				-
Capital expenditures	31	13	1	45
Depreciation and amortization	12	3	2	17

	Three months to April 30
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$273	$165	$-	$438
Operating income (loss) before restructuring	57	(9)	(7)	41
Restructuring activities	-	-	-	-
Revenues by products and services:
Medical isotopes				76
Analytical equipment				70
Pharmaceutical research services				127
Clinical laboratory services				118
Distribution and other				47
Proteomics				-
Capital expenditures	28	4		32
Depreciation and amortization	11	4	3	18

	Six months to April 30
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$571	$337	$-	$908
Operating income (loss) before restructuring	116	41	(84)	73
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				171
Analytical equipment				143
Pharmaceutical research services				257
Clinical laboratory services				241
Distribution and other				96
Proteomics				-
Capital expenditures	52	14	1	67
Depreciation and amortization	24	7	3	34

	Six months to April 30
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$532	$324	$-	$856
Operating income (loss) before restructuring	104	7	(17)	94
Restructuring activities
Revenues by products and services:
Medical isotopes				150
Analytical equipment				135
Pharmaceutical research services				247
Clinical laboratory services				234
Distribution and other				90
Proteomics				-
Capital expenditures	47	9	-	56
Depreciation and amortization	24	9	5	38

9. Financial Instruments

As of April 30, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$371 million at a weighted average rate of C$1.49 maturing over the next 15 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to April 30
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$18	$-	$28
Interest rate swap and option contracts	$-	$-	$-	$(1)

10. Events subsequent to the end of the quarter

On February 12, 2004, MDS announced that the Company had concluded an agreement with Hemosol Inc. that will enable MDS to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million, in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, on May 1, 2004, MDS transferred the assets and operations that form part of its Ontario laboratory business into a partnership. MDS then transferred a 99.9% limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol. Hemosol has been renamed LPBP Inc. as a consequence of this transaction.

Effective May 1, 2004 MDS owns 99.56% of the equity of the LPBP Inc. and approximately 47.5% of the voting shares.

MDS has retained management control of the day-to-day operations as the general partner in the Ontario laboratory business under this arrangement. In addition, the operating agreements of the laboratory partnership will ensure that the Company's share of the cash generated by the business flows to it in a timely manner.

This transaction will affect the reported results and financial position of MDS beginning in the third quarter. MDS will continue to report the Ontario laboratories on a consolidated basis; however, the Company will report a new minority interest representing the 0.5% of this business, which it no longer owns. In addition, a net asset in the amount of $19 million, representing the cost to acquire access to the tax balances of LPBP Inc., including transaction costs will be recorded and amortized as a component of tax expense for an expected period of 8 years.

The existing assets, liabilities, and business of Hemosol were transferred to a new company to be called Hemosol Corp. MDS received an interest in Hemosol Corp. equal to its previous interest in Hemosol as a result of these transactions. Hemosol Corp. replaced LPBP as the borrower under existing bank agreements and was made the beneficiary of an existing MDS guarantee of this bank debt. In addition, the assets that form the security for this debt were transferred to the new company. As part of the consideration paid related to the reorganization, MDS surrendered 0.5 million of the warrants that the Company currently holds in Hemosol related to this guarantee and reduced its future entitlement to 2 million additional warrants that will be earned if the bank guarantee remains outstanding for specified periods. These warrants are carried at zero cost.